UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-41401

Prenetics Global Limited

11401 Granite St. Charlotte, NC 28273 USA	Unit 703-706, K11 Atelier 728 King’s Road, Quarry Bay Hong Kong

(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  Form 40-F

EXPLANATORY NOTE

Prenetics Global Limited (“Company”) hereby announces that the term of a member of the Company’s Board of Directors (“Board”), Ms. Kathryn Henry has ended on June 12, 2025 and will not be renewed. The decision did not arise or result from any disagreement between Ms. Henry and the Company. The Company extends its gratitude to Ms. Henry for her contribution to the Company during her tenure.

The Company hereby announces the appointment of Kong Yiu (Andy) Cheung as an independent director to its Board of Directors and as a member of the Audit Committee, effective June 16th, 2025. Mr. Cheung brings extensive leadership experience in digital asset operations and financial technology to Prenetics' Board. He previously served as Chief Operating Officer of OKEx, one of the world's largest cryptocurrency exchanges, where he managed global operations for a platform handling billions of dollars in daily trading volume. Mr. Cheung currently serves as Co-Founder and Chief Executive Officer of OEX, a digital asset trading platform, and Co-Founder and Chief Executive Officer of PredicXion, a blockchain-based and AI-Powered prediction market. Mr. Cheung and Prenetics CEO Danny Yeung previously collaborated at Groupon approximately 15 years ago, establishing a proven working relationship and mutual trust that enhances board effectiveness. His appointment strengthens Prenetics' strategic capabilities as the Company explores Bitcoin treasury strategies and digital asset initiatives. Mr. Cheung will provide specific value to Prenetics through:

(1) Bitcoin Strategy and Security Management - leveraging his experience managing billions in Bitcoin trading operations to guide Prenetics' Bitcoin treasury strategy, and institutional-grade security protocols;

(2) Digital Asset Innovation - applying his expertise in blockchain technology and cryptocurrency platforms to explore innovative Bitcoin applications in healthcare; and

(3) Strategic Partnerships and Market Access - utilizing his extensive crypto industry network and relationships to identify strategic partnerships, investment opportunities, and market expansion possibilities for Prenetics' digital asset initiatives.

As an Audit Committee member, Mr. Cheung will provide independent oversight of financial reporting and internal controls, particularly as they relate to digital asset holdings and treasury management. Mr. Cheung's extensive experience in cryptocurrency operations, Bitcoin trading infrastructure, regulatory compliance, and digital security management provides valuable expertise as Prenetics continues to innovate in healthcare technology and implement its Bitcoin strategy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prenetics Global Limited

	By:	/s/ Lo Hoi Chun
	Name:	Lo Hoi Chun
	Title:	Chief Financial Officer

Date: June 16, 2025